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                                                                    EXHIBIT 99.3

        Supplement No. 2 to Information Statement dated August 31, 2001

                          SeraCare Life Sciences, Inc.

         Distribution of approximately 5,633,468 shares of Common Stock

   We are furnishing you with this Supplement No. 2 to the Information Statement dated August 31, 2001 previously mailed to you in connection with the distribution by SeraCare, Inc. ("SeraCare") of all of the outstanding common stock of SeraCare Life Sciences, Inc. ("Life Sciences") to stockholders of record of SeraCare on September 24, 2001. As was announced in June 2001, the spin-off will be followed immediately by the acquisition of SeraCare by a wholly owned subsidiary of Instituto Grifols, S.A, in a cash-for-stock merger, and the spin-off and the merger will each occur only if the other occurs. The purpose of this Supplement No. 2 is to notify you that SeraCare and Quest Diagnostics have agreed to terminate, effective October 31, 2001, their formal plasma donor collaboration agreement established in January 2001.

   The collaboration agreement with Quest Diagnostics was central to Life Science's specialty plasma program. Life Sciences plans to continue its specialty plasma program and pursue opportunities in the specialty plasma business with various companies as opportunities develop.

   The value of Life Science's specialty plasma inventory may have become impaired as a result of the termination of the Collaboration Agreement. The termination has given rise to the need to re-evaluate the value of the specialty plasma inventory on the balance sheet of Life Sciences. Life Sciences expects that this re-evaluation of specialty plasma inventory will result in a material adjustment to the company's existing specialty plasma inventory in the month of September.

   Life Sciences expects to continue to focus on the distribution of plasma products and on the higher profit margin areas of specialty plasma and manufactured serum products.

   In connection with the termination of the Collaboration Agreement, the warrant to purchase 1,748,605 shares of SeraCare common stock held by Quest will terminate, and Quest will not receive the right to acquire any warrants or shares of stock of Life Sciences in the spin-off.

   As a result of the cancellation of the warrant and as a result of the conversion of 22,500 shares of Series C Preferred Stock of SeraCare to 499,998 shares of SeraCare common stock in accordance with the terms of the Series C Certificate of Designation of SeraCare, and assuming no other warrants or options are exercised between now and the record date for the spin-off, the capitalization of SeraCare Life Sciences after the spin-off is expected to be as follows: 5,633,468 shares of common stock outstanding and 2,736,394 options and warrants outstanding.

   Life Sciences has been advised that the symbol "SCLS" will not be available to it for trading on the OTC Bulletin Board. We will issue a press release when a symbol has been assigned.

   This Supplement No. 2 to the Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. SeraCare stockholders who have questions regarding the distribution should contact SeraCare's transfer agent, COMPUTERSHARE Investor Services at 12039 West Alameda Parkway, Suite Z2, Lakewood, Colorado 80228 or our principal executive offices at 1935 Avenida del Oro, Suite F, Oceanside, California 92056, attention investor relations.

   A copy of the Information Statement dated August 31, 2001, Supplement No. 1 dated September 10, 2001 and this Supplement No. 2 shall be furnished without charge to any person who requests a copy during the period from the date hereof to the Record Date for the distribution as set forth herein.

         The date of this Information Statement is September 21, 2001.